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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For 3 January 2007


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


     The following documents are filed with reference to and are hereby incorporated by reference into the Registration Statement on Form F-3
(File No. 333-139194) of The Governor and Company of the Bank of Ireland filed with the Securities and Exchange Commission on December 8, 2006.


EXHIBITS

Exhibit
Number         Description
------         -----------

5.1            Opinion of Debevoise & Plimpton LLP.
5.2            Opinion of Counsel of The Governor and Company of the Bank of
               Ireland.
23.1           Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1).
23.2 Consent of Counsel of The Governor and Company of the Bank of Ireland (included in Exhibit 5.2).
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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland



By:  /s/ Lewis E. Love, Jr.
    -----------------------
Name: Lewis E. Love, Jr.
Title: Head of Asset and Liability Management



Date: 3 January 2007


                                 EXHIBIT INDEX

Exhibit
Number      Description
-------     -----------

5.1         Opinion of Debevoise & Plimpton LLP.
5.2         Opinion of Counsel of The Governor and Company of the Bank of
            Ireland.
23.1        Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1).
23.2 Consent of Counsel of The Governor and Company of the Bank of Ireland (included in Exhibit 5.2).